UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Morphic Holding, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

61775R105

(CUSIP Number)

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61775R105	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,534,778 (1)
	8.	Shared Voting Power 42,873 (2)
	9.	Sole Dispositive Power 7,534,778 (1)
	10.	Shared Dispositive Power 42,873 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,577,651 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.8% (3)
14.	Type of Reporting Person (See Instructions) IN, OO

(1)	Consists of (i) 4,608,052 shares of common stock held directly by Dr. Springer, (ii) 2,768,893 shares of common stock held by TAS Partners LLC, of which Dr. Springer is manager and has sole voting and dispositive control, and (iii) 157,833 shares underlying options to purchase common stock that are exercisable within 60 days of October 18, 2023.
(2)	Represents 42,873 shares of common stock held by Dr. Springer’s spouse, of which Dr. Springer shares voting and dispositive control.
(3)	The percentage reported in row 13 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 47,922,520 shares of common stock outstanding as of July 31, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 3, 2023, plus the number of shares underlying stock options held by the Reporting Person that are exercisable within 60 days of October 18, 2023, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 61775R105	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,768,893 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,768,893 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,768,893 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 2,768,893 shares of common stock held directly by TAS Partners LLC.
(2)	The percentage reported in row 13 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 47,922,520 shares of common stock outstanding as of July 31, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 3, 2023.

CUSIP No. 61775R105	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,873 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,873
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN, OO

(1)	Consists of 42,873 shares of common stock held directly by Dr. Lu, of which Dr. Springer shares voting and dispositive control.
(2)	The percentage reported in row 13 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficially owned by the Reporting Person and an aggregate of 47,922,520 shares of common stock outstanding as of July 31, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 3, 2023.

CUSIP No. 61775R105	13D	Page 5 of 11 Pages

Explanatory Note

The Reporting Persons (as defined in Item 2 below) previously filed a Schedule 13G on February 14, 2020, which was amended on February 11, 2021, pursuant to Rule 13d-1(d) of the Act. On February 13, 2023, the Reporting Persons acquired beneficial ownership of more than 2% of the outstanding shares of Common Stock within a twelve-month period, and the Reporting Persons are now filing this Schedule 13D.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”), of Morphic Holding, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 35 Gatehouse Drive, A2, Waltham, Massachusetts 02451. The Issuer’s telephone number is (781) 996-0955.

Item 2.	Identity and Background.

(a) The names of the reporting persons are Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”) and Chafen Lu (“Dr. Lu”). The reporting persons are collectively referred to herein as the “Reporting Persons.” Dr. Springer is a director of the Issuer and Dr. Lu is Dr. Springer’s wife.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) The business address of each of Dr. Springer, TAS and Dr. Lu is c/o Morphic Holding, Inc., 35 Gatehouse Drive, A2, Waltham, MA 02451.

(c) The present principal occupation or employment of Dr. Springer is the Latham Family Professor and a Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School, and the Principal Investigator in the Program in Cellular and Molecular Medicine and a Professor of Medicine at Boston Children’s Hospital, in each case located at 3 Blackfan Circle, Room 3103, Boston, MA 02115, and Dr. Lu is presently self-employed.

The principal business of TAS is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each of Dr. Springer and Dr. Lu is a citizen of the United States. TAS was formed and operates in the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 21, 2014, Dr. Springer and Dr. Lu each acquired common units at the founding of the Issuer, then known as Integrin Rock, LLC. The Issuer changed its name to Morphic Rock Holding, LLC in October 2014 and then to Morphic Holding, LLC in June 2016, and subsequently converted to a corporation under the name Morphic Holding, Inc. in December 2018. After such conversion, Dr. Springer held 600,229 shares of common stock of the Issuer, and Dr. Lu held 42,873 shares of common stock of the Issuer.

CUSIP No. 61775R105	13D	Page 6 of 11 Pages

In June 2015 and January 2016, Dr. Springer acquired an aggregate of 332,805 shares of Series Seed Preferred Stock of the Issuer at a price of $4.39 per share for an aggregate purchase price of approximately $1.5 million. Dr. Springer used personal funds for such acquisition.

In June 2015 and January 2016, TAS acquired an aggregate of 341,686 shares of Series Seed Preferred Stock of the Issuer at a price of $4.39 per share for an aggregate purchase price of approximately $1.5 million. TAS drew from its investment capital for such acquisition.

In June 2016, October 2017 and September 2018, Dr. Springer acquired an aggregate of 2,286,588 shares of Series A Preferred Stock of the Issuer at a price of $6.13 per share for an aggregate purchase price of approximately $14.0 million. Dr. Springer used personal funds for such acquisition.

In September 2018, Dr. Springer acquired 1,345,569 shares of Series B Preferred Stock of the Issuer at a price of $7.58 per share for an aggregate purchase price of approximately $10.2 million. Dr. Springer used personal funds for such acquisition.

On April 11, 2019, the Issuer granted to Dr. Springer, for his service as a member of the Scientific Advisory Board of the Issuer, an option to purchase 4,287 Shares, at an exercise price of $7.76 per share, which was fully vested on April 9, 2023.

On June 26, 2019, the Issuer granted to Dr. Springer, for his service as a director of the Issuer, an option to purchase 24,000 Shares, at an exercise price of $15.00 per share, which was fully vested on June 26, 2022.

On July 1, 2019, each share of the Issuer’s Series Seed Preferred Stock, Series A Preferred Stock and Series B Preferred Stock automatically converted into one share of the Issuer’s common stock in connection with the closing of the Issuer’s initial public offering.

On July 1, 2019, as part of the Issuer’s initial public offering, TAS purchased 33,333 Shares at a price of $15.00 per share for an aggregate purchase price of approximately $499,995. TAS drew from its investment capital for such acquisition.

On December 5, 2019, the Issuer granted to Dr. Springer, pursuant to the terms of a consulting agreement to provide advisory services related to the Issuer’s research and development programs, an option to purchase 90,000 Shares, at an exercise price of $15.75 per share, which was fully vested on December 15, 2022.

On June 18, 2020, the Issuer granted to Dr. Springer, for his service as a director of the Issuer, an option to purchase 12,000 Shares, at an exercise price of $22.96 per share, which was fully vested on June 18, 2021.

On March 5, 2021, as part of an underwritten public offering by the Issuer, TAS purchased 100,000 Shares at a price of $70.00 per share for an aggregate purchase price of approximately $7.0 million. TAS drew from its investment capital for such acquisition.

On May 21, 2021, TAS entered into a Purchase Agreement with Polaris Partners VII, L.P. and Polaris Entrepreneurs’ Fund VII, L.P. (collectively, the “Polaris Entities”), pursuant to which TAS purchased 232,295 Shares from the Polaris Entities at a purchase price of $45.50 per share, or approximately $10.6 million in the aggregate, payable in cash. TAS drew from its investment capital for such acquisition. The Purchase Agreement is incorporated herein by reference to Exhibit 99.1 to this Statement, and the description thereof is qualified in its entirety by reference thereto.

In various open market purchases between May 24, 2021 and May 26, 2021, TAS acquired an aggregate of 130,000 Shares at prices ranging from $44.98 to $47.67 per share for an aggregate purchase price of approximately $6.0 million. TAS drew from its investment capital for such acquisitions.

On June 16, 2021, the Issuer granted to Dr. Springer, for his service as a director of the Issuer, an option to purchase 9,996 Shares, at an exercise price of $64.79 per share, which was fully vested on June 16, 2022.

In various open market purchases between August 18, 2021 and August 20, 2021, TAS acquired an aggregate of 74,927 Shares at prices ranging from $54.42 to $57.00 per share for an aggregate purchase price of approximately $4.2 million. TAS drew from its investment capital for such acquisitions.

CUSIP No. 61775R105	13D	Page 7 of 11 Pages

On June 8, 2022, the Issuer granted to Dr. Springer, for his service as a director of the Issuer, an option to purchase 17,550 Shares, at an exercise price of $24.49 per share, which was fully vested on June 8, 2023.

On February 13, 2023, the Issuer entered into a securities purchase agreement (the “February 2023 Purchase Agreement”) with certain investors, including Dr. Springer and TAS, pursuant to which Dr. Springer and TAS purchased 42,432 Shares and 806,223 Shares, respectively (the “February 2023 Shares”) at a purchase price of $35.35 per Share, for an aggregate purchase price of approximately $1.5 million and $28.5 million, respectively (the “February 2023 Private Placement”). Dr. Springer used personal funds for such acquisition. TAS drew from its investment capital for such acquisition. The February 2023 Purchase Agreement is incorporated herein as Exhibit 99.2 by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 13, 2023, and the description thereof is qualified in its entirety by reference thereto.

In connection with the February 2023 Private Placement, the Issuer and such investors, including Dr. Springer and TAS, also entered into a Registration Rights Agreement, dated as of February 13, 2023 (the “Registration Rights Agreement”), providing for the registration for resale of the February 2023 Shares (the “Registerable Securities”). The Issuer agreed to prepare and file a registration statement (the “Registration Statement”) with the SEC promptly, and in any event within 30 days of the closing of the February 2023 Private Placement, and to use commercially reasonable efforts to have the Registration Statement declared effective within 30 days. The Registration Statement was filed on February 23, 2023 and was automatically effective upon filing. The Registration Rights Agreement is incorporated herein as Exhibit 99.3 by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 13, 2023, and the description thereof is qualified in its entirety by reference thereto.

On May 3, 2023, as part of an underwritten public offering by the Issuer, TAS purchased 1,050,000 Shares at a price of $45.00 per share for an aggregate purchase price of approximately $47.3 million. TAS drew from its investment capital for such acquisition.

On June 1, 2023, the Issuer granted to Dr. Springer, for his service as a director of the Issuer, an option to purchase 12,535 Shares, at an exercise price of $56.47 per share, which will vest in full on the earlier of (a) June 1, 2024 and (b) the next annual meeting of the Issuer’s stockholders, subject to Dr. Springer’s provision of service to the Issuer on the vesting date.

On June 28, 2023, Dr. Springer and TAS each acquired 429 Shares as a result of the pro-rata in-kind distribution of common stock of the Issuer for no consideration by Polaris Management Co. VII, L.L.C. (“PMC VII”).

CUSIP No. 61775R105	13D	Page 8 of 11 Pages

The applicable Reporting Persons made all acquisitions of Shares as described herein for investment purposes. Except as otherwise described in this statement, neither Dr. Springer nor the other Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons further reserve the right to increase, decrease (including by distributions in kind to their partners or members) or eliminate their investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer. Any transactions that Dr. Springer or the other Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, diversification of such Reporting Person’s investments, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer.

The information set forth under Item 3 and the cover pages of this Statement is incorporated herein by reference into this Item 5.

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on (i) a total of 47,922,520 Shares issued and outstanding as of July 31, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 3, 2023, and (ii) the number of options and warrants held by such Reporting Person that can be exercised within the next 60 days. The number of Shares beneficially owned by each Reporting Person has not changed since the date of event that requires filing of this Statement, except that: (i) on May 3, 2023, TAS purchased 1,050,000 Shares from the Issuer at a purchase price of $45.00 per share in a registered offering; (ii) on June 1, 2023, the Issuer granted to Dr. Springer, for his service as a director of the Issuer, an option to purchase 12,535 Shares, at an exercise price of $56.47 per share, which vests on the earlier of (a) June 1, 2024 and (b) the next annual meeting of the Issuer’s stockholders, subject to Dr. Springer’s provision of service to the Issuer on the vesting date; and (iii) on June 28, 2023, each of Dr. Springer and TAS received 429 Shares as a result of the pro-rata in-kind distribution of Common Stock of the Issuer for no consideration by PMC VII.

CUSIP No. 61775R105	13D	Page 9 of 11 Pages

The Reporting Persons, in the aggregate, beneficially own 7,577,651 Shares, representing approximately 15.8% of such class of securities.

Dr. Springer is the beneficial owner of a total of 7,577,651 Shares, representing approximately 15.8% of the outstanding Shares and consisting of (i) 4,608,052 Shares held directly, (ii) 157,833 Shares issuable upon exercise of outstanding options within 60 days of the date hereof and held directly, (iii) 2,768,893 Shares held by TAS, and (iv) 42,873 Shares held by Dr. Lu.

TAS is the beneficial owner of a total of 2,768,893 Shares, representing approximately 5.8% of the outstanding Shares. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu is the beneficial owner of a total of 42,873 Shares, representing approximately 0.1% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described in Item 3 above.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

Dr. Springer and TAS, together with the other investors in the February 2023 Private Placement, entered into the Registration Rights Agreement, which provides certain rights with respect to the registration of Shares under the Securities Act of 1933, as amended. Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement on Form S-3ASR registering the sale by the Issuer of 2,828,853 Shares, including the 848,655 Shares purchased by Dr. Springer and TAS in the February 2023 Private Placement. The registration statement became effective February 23, 2023. The Registration Rights Agreement is incorporated herein as Exhibit 99.3 by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 13, 2023, and the description thereof is qualified in its entirety by reference thereto.

CUSIP No. 61775R105	13D	Page 10 of 11 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit

99.1	Purchase Agreement, dated May 21, 2021, by and among TAS and the Polaris Entities.

99.2	Securities Purchase Agreement, dated February 13, 2023, by and among Morphic Holding, Inc. and the investors listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 13, 2023).

99.3	Registration Rights Agreement, dated February 13, 2023, by and among Morphic Holding, Inc. and the investors listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 13, 2023).

99.4	Joint Filing Agreement, filed herewith.

[signature page follows]

CUSIP No. 61775R105	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2023

/s/ Timothy A. Springer
Timothy A Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager